Filed by Cummins Inc.

pursuant to rule 425 under the Securities Act of 1933, as amended

Subject Company: Cummins Inc.

Commission File No.: 1-4949

The following is an excerpt from Cummins’ Fourth Quarter 2023 Earnings Release, dated February 6, 2024:

Cummins’ 2024 outlook assumes the inclusion of Atmus for the entirety of 2024, but excludes any costs or benefits associated with the planned separation of Atmus. Subject to market conditions, the intention is to split-off the company’s remaining ownership in Atmus through an exchange offer. Until the execution of the exchange offer, Cummins will continue to consolidate Atmus in its results.

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Upon completion of the IPO, Cummins retained approximately 80.5% of Atmus’ outstanding shares. Subject to market conditions, Cummins’ intention is to split-off the remaining ownership in Atmus through an exchange offer as our next step in the separation.

Forward-Looking Statements

This communication contains certain statements about Cummins and Atmus that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Cummins’ and Atmus’ respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Cummins and Atmus of the exchange offer, the anticipated timing and benefits of the exchange offer, Cummins’ and Atmus’ anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Cummins’ and Atmus’ respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Cummins or Atmus, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Cummins nor Atmus undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Additional Information and Where to Find It

This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. If the exchange offer is commenced, Atmus will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a Prospectus. There can be no assurances that Cummins will commence the exchange offer on the terms described in this document or at all. The exchange offer will be made solely by the Prospectus. The Prospectus will contain important information about the exchange offer, Cummins, Atmus and related matters, and Cummins will deliver the Prospectus to holders of Cummins common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Cummins, Atmus or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

If the exchange offer is commenced, Cummins will file with the SEC a Schedule TO, which will contain important information about the exchange offer.

Holders of Cummins common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Cummins and Atmus file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov.